UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  --------------------------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          DURA AUTOMOTIVE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26632V 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Andrew B. Mitchell
                        CEO and Chief Investment Officer
                                 Pacificor, LLC
                           740 State Street, Suite 202
                             Santa Barbara, CA 93101

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Pacificor, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,262,724
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,262,724
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA
--------------------------------------------------------------------------------

_______________
* This figure is based on 7,234,060 shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc. (the "Issuer") issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor, LLC is also deemed to be the beneficial owner of 907,017 shares of Series A Reedemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by Pacificor, LLC constitutes 37.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Pacificor Fund LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        401,328
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    401,328
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

_______________
* This figure is based on 7,234,060 shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc. (the "Issuer") issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Fund LP is also the direct owner of 164,186 shares of Series A Reedemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock, each owned directly by Pacificor Fund LP, constitutes 6.8% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Pacificor Fund II LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        357,724
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    357,724
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

_______________
* This figure is based on 7,234,060 shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc. (the "Issuer") issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Fund II LP is also the direct owner of 115,474 shares of Series A Reedemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock, each owned directly by Pacificor Fund II LP, constitutes 4.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Pacificor Offshore Fund Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        410,027
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    410,027
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

_______________
* This figure is based on 7,234,060 shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc. (the "Issuer") issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Offshore Fund Ltd. is also the direct owner of 131,796 shares of Series A Reedemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock, each owned directly by Pacificor Offshore Fund Ltd., constitutes 5.6% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Michael Klein Administrative Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,262,724
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,262,724
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

_______________
* This figure is based on 7,234,060 shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc. (the "Issuer") issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, the Michael Klein Administrative Trust is also deemed to be the beneficial owner of 907,017 shares of Series A Reedemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by the Michael Klein Administrative Trust constitutes 37.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Pacificor Insurance Fund LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

_______________
* As more fully described in Items 5 and 6 hereof, Pacificor Insurance Fund LP is the direct owner of 48,023 shares of Series A Reedemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of Dura Automotive Systems, Inc. (the "Issuer"). The Convertible Preferred Stock, which votes with the common stock of the Issuer (on an as converted basis), constitutes 1.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2791 Research Drive, Rochester Hills, Michigan 48309-3575.

Item 2. Identity and Background.

      This Schedule 13D is being filed jointly on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Pacificor, LLC, a Delaware limited liability company ("Pacificor"), (ii) Pacificor Insurance Fund LP, a Delaware limited partnership ("Pacificor Insurance"), (iii) Pacificor Fund LP, a Delaware limited partnership ("Pacificor Fund"), (iv) Pacificor Fund II LP, a Delaware limited partnership ("Pacificor Fund II"), (v) Pacificor Offshore Fund Ltd., a Cayman corporation ("Pacificor Offshore") and (vi) the Michael Klein Administrative Trust, a trust formed under the laws of California (the "Klein Trust").

      The address of the principal office of each of Pacificor, Pacificor Insurance, Pacificor Fund, Pacificor Fund II and the Klein Trust is 740 State Street, Suite 202, Santa Barbara, California, 93101. The address of the principal office of Pacificor Offshore is Pacificor Offshore Fund Ltd., c/o Appleby Trust (Cayman) Limited, Clifton House, P.O. Box 1350 GT, 75 Fort Street, Grand Cayman, Cayman Islands.

      Pacificor is principally engaged in the business of investing in securities in the capacity of an investment advisor and in serving as the sole general partner and/or investment manager of certain related entities, including Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore.

      The principal business of each of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore is investing in securities.

      The principal business of the Klein Trust is managing the affairs of Michael Klein and acting as the managing member of Pacificor.

      Attached as Appendix A to Item 2 is information concerning the executive officers of Pacificor, the directors of Pacificor Offshore and the trustee of the Klein trust, as required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

      During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons listed on Appendix A to
Item 2 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to the Debtors' Revised Joint Plan of Reorganization of the Issuer and the other Debtors so named therein under Chapter 11 of the Bankruptcy Code (with further technical Amendments), dated May 12, 2008 and confirmed by the Bankruptcy Court for the District of Delaware pursuant to an order dated and entered on May 13, 2008 (as modified, the "Plan of Reorganization"), a final restructuring of the Issuer was effected on June 27, 2008 (the "Effective Date"). Pursuant to the Plan of Reorganization, which is filed as an exhibit to the Issuer's Form 8-K dated June 27, 2008, the Issuer issued, in the aggregate, 2,262,724 shares of Common Stock to the Reporting Persons, 1,093,645 shares of which were issued to discretionary accounts managed by the Reporting Persons as more fully set forth in Item 5 hereof. Also pursuant to the Plan of Reorganization, and as more fully described in Item 6 hereof, the Issuer issued, in the aggregate, 907,017 shares of Series A Redeemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") to the Reporting Persons, 447,538 shares of which were issued to discretionary accounts managed by the Reporting Persons as more fully set forth in Item 5 hereof. The Convertible Preferred Stock is not a registered security under the Securities and Exchange Act of 1934, as amended. A summary of the voting and conversion rights of the Convertible Preferred Stock is set forth in Item 6 hereof.

      401,328 shares of Common Stock were issued to Pacificor Fund pursuant to the Plan of Reorganization in exchange for unsecured claims arising from ownership of $22,191,000 in principal amount of 8.625% senior unsecured notes of the Issuer plus unpaid interest thereon. 357,724 shares of Common Stock were issued to Pacificor Fund II pursuant to the Plan of Reorganization in exchange for unsecured claims arising from ownership of $19,780,000 in principal amount of 8.625% senior unsecured notes of the Issuer plus unpaid interest thereon. 410,027 shares of Common Stock were issued to Pacificor Offshore pursuant to the Plan of Reorganization in exchange for unsecured claims arising from ownership of $22,672,000 in principal amount of 8.625% senior unsecured notes of the Issuer plus unpaid interest thereon. 1,093,645 shares of Common Stock were issued to discretionary accounts managed by Pacificor pursuant to the Plan of Reorganization in exchange for unsecured claims arising from ownership of $60,472,000 in principal amount of 8.625% senior unsecured notes of the Issuer plus unpaid interest thereon.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the shares of Common Stock reported in Item 5 hereof pursuant to the Plan of Reorganization as described in Item 3 hereof, and currently hold such shares for investment purposes in the ordinary course of business. Pursuant to the Plan of Reorganization, the Reporting Persons appointed two of the seven directors on the Board of Directors of the Issuer.

      The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer. Also based on such review, the Reporting Persons and/or other persons affiliated with them may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer and other holders of shares of the Common Stock and/or the Convertible Preferred Stock, concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions.

      As of the date of this Schedule 13D, except as set forth in this Schedule 13D and in connection with the Plan of Reorganization described in Item 3, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons listed on Appendix A to Item 2 attached hereto, has any current plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons, including those persons listed on Appendix A to Item 2 attached hereto, may, in the future, formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      As set forth in more detail in Item 6 hereof, the holders of Convertible Preferred Stock have separate class voting rights with respect to certain significant corporate actions of the Issuer.

Item 5. Interest in Securities of the Issuer.

      Pacificor serves as the sole general partner of Pacificor Insurance, Pacificor Fund, and Pacificor Fund II and as the investment manager of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore. The Klein Trust is the managing member of Pacificor.

      (a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 hereof are incorporated herein by reference.

      The responses of each of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore (each, a "Pacificor Entity" and collectively, the "Pacificor Entities") to Rows (7) through (13) of the cover page of this
Schedule 13D include the shares of Common Stock held directly by the applicable Pacificor Entity. The responses of Pacificor and the Klein Trust to Rows (7) through (13) of the cover page of this Schedule 13D include the shares of Common Stock held directly by the Pacificor Entities, as well as 1,093,645 shares of Common Stock held in discretionary accounts of third parties which are managed by Pacificor (the "Managed Accounts"), as more fully described in Item 5(d) hereto. As of the date hereof, each of Pacificor and the Klein Trust may be deemed to be the beneficial owner of an aggregate of 2,262,724 shares of Common Stock of the Issuer due to its position as a control person or, with respect to Pacificor, investment advisor, in each case, with voting and dispository power over the shares of Common Stock held by the Pacificor Entities or in the Managed Accounts. Such shares of Common Stock constitute approximately 31.28% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Fund owns 401,328 shares of Common Stock of the Issuer directly, representing 5.5% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Fund II owns 357,724 shares of Common Stock of the Issuer directly, representing 5.0% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Offshore owns 410,027 shares of Common Stock of the Issuer directly, representing 5.7% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

      As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor holds voting and dispository power over 1,093,645 shares of Common Stock of the Issuer held in the Managed Accounts, representing 15.1% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008. Except as set forth in Item 5(d) hereof, none of the persons on whose behalf Pacificor manages the Managed Accounts holds more than a 5% interest in the Common Stock of the Issuer. As set forth above, Pacificor holds voting and dispositive power over the shares of Common Stock held by the Pacificor Entities and in the Managed Accounts and may be deemed to be the beneficial owner of 2,262,724 shares of Common Stock in the aggregate.

      The Klein Trust, through its affiliation with Pacificor, may be considered to be the beneficial owner of the Common Stock of the Issuer directly held by all of the Pacificor Entities, including the shares of Common Stock held in the Managed Accounts.

      As set forth in Item 6 hereof, the Reporting Persons beneficially own, in the aggregate, 907,017 shares of Series A Reedemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer, of which 48,023 shares are held by Pacificor Insurance, 164,186 shares are held by Pacificor Fund, 115,474 shares are held by Pacificor Fund II, 131,796 shares are held by Pacificor Offshore and 447,538 shares are held in the Managed Accounts. As of the date hereof, each of Pacificor and the Klein Trust may be deemed to be the beneficial owner of an aggregate of 907,017 shares of Convertible Preferred Stock due to its position as control person or, with respect to Pacificor, investment advisor, in each case, with voting and dispository power over the shares of Convertible Preferred Stock held by the Pacificor Entities or in the Managed Accounts. Such shares of Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by the Reporting Persons constitute, in the aggregate, 37.9% of the voting power of the Issuer. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

      (c) None of the Reporting persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any persons listed on Appendix A to Item 2 attached hereto, has engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer, other than as described below.

      (d) Pacificor has the sole power, subject to termination rights, to dispose of or direct the disposition of the shares of Common Stock of the Issuer held in the Managed Accounts pursuant to written investment advisory agreements established between the Managed Accounts and Pacificor. Pacificor also has the sole power, subject to termination rights, to vote or direct the vote of such shares of Common Stock. The written investment advisory agreements are in most cases terminable, without penalty, by the Managed Account upon 90 days notice to Pacificor. Each of the Coca Cola Company Retirement Plan and Permal High Yield Value is a Managed Account that individually holds 5% or more of the Common Stock of the Issuer by reason of the consummation of the transactions contemplated by the Plan of Reorganization.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Series A Redeemable Voting Mandatorily Convertible Preferred Stock

      Pursuant to the Plan of Reorganization, the Issuer issued to the Reporting Persons an aggregate of 907,017 shares of Convertible Preferred Stock, 447,538 shares of which were issued to the Managed Accounts as more fully set forth in
Item 5 hereof. The Certificate of Designations of the Convertible Preferred Stock (the "Certificate of Designations") is attached as an Exhibit to the Issuer's Form 8-K filed on June 27, 2008 and the following description of certain terms of the Convertible Preferred Stock is qualified in its entirety thereby.

      The Convertible Preferred Stock accrues dividends at a rate of 20% per year, which amount will be compounded semi-annually. All accumulated and unpaid dividends will be added to the initial liquidation value per share and shall continue accruing until the earlier of (i) the redemption of the shares of Convertible Preferred Stock by the Issuer, (ii) the conversion of the Convertible Preferred Stock in accordance with provisions of the Certificate of Designations and (iii) the date the Issuer otherwise acquires the Convertible Preferred Stock.

      The Issuer may elect to redeem all or any of the Convertible Preferred Stock outstanding at any time, in cash, at a price per share of Convertible Preferred Stock equal to the liquidation value of a share of Convertible Preferred Stock at such time, which amount is equal to the sum of (i) the initial liquidation value per share of Convertible Preferred Stock, (ii) accumulated dividends thereon and (iii) accrued but unpaid dividends thereon, in each case, from and including the last dividend reference date to and excluding the redemption date. If the Issuer calls for the redemption of all or any of the Convertible Preferred Stock prior to the third anniversary of the Effective Date, the holders of the affected shares of Convertible Preferred Stock are entitled to convert a specified number of those shares into Common Stock pursuant to the terms and conditions of the Certificate of Designations, which amount shall be apportioned on a pro rata basis per holder. If, prior to the third anniversary of the Effective Date, the Issuer were to redeem all of the issued and outstanding Convertible Preferred Stock and the Reporting Persons were to convert the maximum amount permissible of the shares of Convertible Preferred Stock held by each of them into Common Stock, assuming the Issuer shall not have paid any of the liquidation preference of the Convertible Preferred Stock or issued equity securities of the Issuer to management in accordance with the Plan, the Convertible Preferred Stock currently held by the Reporting Persons would, during such three-year period, convert, into a number of shares of Common Stock ranging from a minimum of 0 to a maximum of 682,434 shares of Common Stock in the aggregate, with such amounts increasing in a linear fashion from the Effective Date to the date immediately prior to the third anniversary of the Effective Date. Under the circumstances described in the preceding sentence and assuming that all holders of Convertible Preferred Stock were to elect to convert the maximum number of shares of Convertible Preferred Stock held by them, the Reporting Persons would hold from a minimum of 31.3% to a maximum of 32.7% of the issued and outstanding Common Stock in the aggregate, with such percentage increasing in a linear fashion from the Effective Date to the date immediately prior to the third anniversary of the Effective Date.

      Except as provided in the preceding paragraph, no holder of Convertible Preferred Stock may convert its shares into shares of Common Stock prior to the third anniversary of the Effective Date. On the third anniversary of the Effective Date, all shares of Convertible Preferred Stock will automatically be converted into a number of shares of Common Stock equal to 94% of the total issued and outstanding Common Stock, subject to certain downward adjustments in the event that, prior to the third anniversary of the Effective Date, the Issuer shall have redeemed shares of Convertible Preferred Stock, paid any portion of the liquidation preference of the Convertible Preferred Stock or issued equity securities of the Issuer to management in accordance with the Plan of Reorganization, in each case, as more fully set forth in the Certificate of Designations. Assuming that the Issuer shall not have paid any of the liquidation preference of the Convertible Preferred Stock, redeemed any Convertible Preferred Stock or issued any equity securities of the Issuer to management, the shares of Convertible Preferred Stock held by the Reporting Persons would automatically convert, in the aggregate, into 43,469,942 shares of Common Stock on the third anniversary of the Effective Date. Under the circumstances described in the preceding sentence, on the third anniversary of the Effective Date the Reporting Persons would hold, in the aggregate, 37.93% of the issued and outstanding Common Stock.

      The Convertible Preferred Stock will have equal voting rights and will vote together as a single class with the Common Stock and any other class of preferred stock so entitled to vote with the Common Stock on an as-converted basis as if converted on the third anniversary of the Effective Date. The Convertible Preferred Stock will also have separate class voting rights with respect to certain activities of the Issuer.

      The affirmative vote of the holders of a majority of the outstanding Convertible Preferred Stock will be required for the Issuer to (or to permit a subsidiary of the Issuer to):

            o declare or pay dividends on a class or series of capital stock (other than on the Convertible Preferred Stock);

            o redeem, purchase or otherwise acquire capital stock or other equity securities;

            o issue any securities ranking evenly with, or superior to, the Convertible Preferred Stock with respect to dividend distributions or distributions of assets and rights upon liquidation, winding up or dissolution of the Issuer;

            o authorize, issue or reclassify any equity securities into notes or debt securities containing equity features;

            o merge or consolidate with an entity, or sell more than 25% of the Issuer's assets, if the holders would not receive a consideration equal to the liquidation preference; and

            o     liquidate or dissolve the Issuer.

      The affirmative vote of the holders of not less than 85% of the outstanding Convertible Preferred Stock, voting as a separate class, shall be required for the Issuer or any of its subsidiaries to:

            o become subject to an agreement or instrument that would restrict the Issuer's performance of its obligations under the Certificate of Designations; or

            o enter into or modify agreements with officers, directors, employers or affiliates, or persons or entities related thereto .

      For purposes of liquidation, dissolution or winding up of the Issuer, the Convertible Preferred Stock will rank senior to any other class or series of capital stock of the Issuer, the terms of which are not expressly senior to or partial with the Convertible Preferred Stock.

Registration Rights

      On the Effective Date of the Plan of Reorganization, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with each of the creditors who received issuances of Convertible Preferred Stock pursuant to the Plan of Reorganization. The Registration Rights Agreement provides the holders of the Convertible Preferred Stock with registration rights applicable to their shares of Convertible Preferred Stock and Common Stock (the "Registrable Securities").

      Under the Registration Rights Agreement, and subject to certain restrictions, the holders of not less than 20% of a class of Registrable Securities have the right to request that the Issuer effect the registration of such class of Registrable Securities held by such requesting holders, plus the Registrable Securities of any other holder giving the Issuer a timely request to join in such registration (a "Demand Registration"). Additionally, under the Registration Rights Agreement, and subject to certain restrictions, if the Issuer proposes to register any of its securities (other than pursuant to a Demand Registration), then the Issuer must provide the holders of Registrable Securities with piggyback registration rights to have their Registrable Securities included in such registration, subject to certain limitations.

      This description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an Exhibit to the Issuer's Form 8-K filed on June 27, 2008.

Managed Accounts

      Attached as Exhibit 2 to this Schedule 13D is a form of the investment advisory agreement (the "Investment Advisory Agreement") Pacificor has generally established with its Managed Account. The Investment Advisory Agreements are entered into in the normal and usual course of the business of Pacificor as an investment advisor and are generally applicable to all securities purchased and held for the benefit of each such Managed Account client.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 Joint Filing Statement, dated July 7, 2008, among the Reporting Persons, relating to the filing of a joint statement on
                 Schedule 13D.

      Exhibit 2  Form of Pacifior, LLC Investment Advisory Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2008
                                 Pacificor, LLC

                                 By: /s/ Andrew B. Mitchell
                                     -------------------------------------------
                                     Name:   Andrew B. Mitchell
                                     Title:  CEO and Chief Investment Officer


                                 Pacificor Insurance Fund

                                 By: Pacificor LLC, its general partner

                                 By: /s/ Andrew B. Mitchell
                                     -------------------------------------------
                                     Name:   Andrew B. Mitchell
                                     Title:  CEO and Chief Investment Officer


                                 Pacificor Fund LP

                                 By: Pacificor LLC, its general partner

                                 By: /s/ Andrew B. Mitchell
                                     -------------------------------------------
                                     Name:   Andrew B. Mitchell
                                     Title:  CEO and Chief Investment Officer


                                 Pacificor Fund II LP

                                 By: Pacificor LLC, its general partner

                                 By: /s/ Andrew B. Mitchell
                                     -------------------------------------------
                                     Name:   Andrew B. Mitchell
                                     Title:  CEO and Chief Investment Officer


                                 Pacificor Offshore Fund Ltd.

                                 By: Pacificor LLC, it's attorney-in-fact

                                 By: /s/ Andrew B. Mitchell
                                     -------------------------------------------
                                     Name:   Andrew B. Mitchell
                                     Title:  CEO and Chief Investment Officer


                                 Michael Klein Administrative Trust


                                 By: /s/ Robert Klein
                                     --------------------------------------
                                     Name:   Robert Klein
                                     Title:  Trustee

                              APPENDIX A TO ITEM 2

  INFORMATION CONCERNING OFFICERS, DIRECTORS AND TRUSTEES OF CERTAIN REPORTING
                                    PERSONS

The following table includes: (i) the names of the executive officers of Pacificor, the directors of Pacificor Offshore and the trustee of the Klein Trust (each a "Disclosed Party"), (ii) the titles and principal occupations of each Disclosed Party, (iii) the name, principal business and address of the entity in which such employment is conducted and (iv) the citizenship of each Disclosed Party.


------------------------------------------------------------------------------------------------------------------------------------
Name of Disclosed Party     Title and Present Principal       Residence or Business     Name, Principal Business     Citizenship of
                           Occupation of Disclosed Party      Address of Disclosed     and Address of the Entity    Disclosed Party
                                                                      Party             in Which Such Employment
                                                                                          is Conducted, if not
                                                                                          Pacificor, Pacificor
                                                                                         Offshore or the Klein
                                                                                                 Trust
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 Andrew Bryce Mitchell      Chief Executive Officer and      740 State Street, Suite                                      USA
                            Chief Information Officer of               202
                                     Pacificor;             Santa Barbara, California
                           Director of Pacificor Offshore             93101
------------------------------------------------------------------------------------------------------------------------------------
       David Bree          Director of Pacificor Offshore           dms House                                             USA
                                                                20 Genesis Close
                                     Add other                    PO Box 31910
                                                                    KY1-1208
                                                                  Grand Cayman,
                                                                 Cayman Islands
------------------------------------------------------------------------------------------------------------------------------------
     Aldo Ghislepta        Director of Pacificor Offshore           dms House                                         Switzerland
                                                                20 Genesis Close
                                     Add other                    PO Box 31910
                                                                    KY1-1208
                                                                  Grand Cayman,
                                                                 Cayman Islands
------------------------------------------------------------------------------------------------------------------------------------
      Robert Klein        Trustee of the Klein Trust (the        2910 Holly Road                                          USA
                           Klein Trust being the managing   Santa Barbara, California
                                member of Pacificor)                  93105
------------------------------------------------------------------------------------------------------------------------------------